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Exhibit 12.1

Statement of Computation of Ratio of Earnings to Fixed Charges

	Fiscal the Year Ended December 31,
	2007	2008	2009	2010	2011
	(In thousands)
Earnings:
Net loss	$(28,546)	(131,111)	(27,698)	(33,091)	(61,872)
Add: Fixed charges	—	—	—	—	—

Earnings as defined	(28,546)	(131,111)	(27,698)	(33,091)	(61,872)

Fixed charges—Interest expense	—	—	—	—	—

Ratio of earnings to fixed charges(1)	—	—	—	—	—

(1)
For purposes of computing the ratio of earnings to fixed charges earnings consist of income from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expense. Earnings were insufficient to cover fixed charges by $0.00 in 2007, 2008, 2009, 2010, and 2011.

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  Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges